Law Offices, Andre’ L. Ligon, P.C.

Attorneys and Counselors at Law

1314 Texas Avenue, Suite 1500

Houston, Texas 77002

Andre’ L. Ligon	Telephone: (713) 662.2500
Attorney at Law	Facsimile: (713) 222.0252

Wednesday, February 14, 2018

Via Edgar Transmission and cfitedgar@sec.gov

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Spotlight Capital Holdings, Inc. (CIK Number: 0001077319) Request for Qualification, Filed on February 13, 2018 File No. 024-10606

TO WHOM IT MAY CONCERN:

I am general counsel for Spotlight Capital Holdings, Inc. (CIK Number: 0001077319) (the “Company”). I have been authorized to request that the Request for Qualification that was filed on February 13, 2018, be withdrawn as an active document.

The Company is requesting that the SEC, via Edgar withdraw that the Company’s previous filings may be considered.

If you have any questions or concerns, please contact my office at (713) 662-2500.

Sincerely,

/s/ Andre’ L. Ligon

Andre’ L. Ligon, Esq. General Counsel, SLCH